Exhibit 3.1

AMENDMENT NO. 2 TO THE

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

CSI COMPRESSCO LP

December 24, 2018

This Amendment No. 2 (this “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of CSI Compressco LP, a Delaware limited partnership (the “Partnership”), dated as of August 8, 2016, as amended by Amendment No. 1 thereto dated as of November 5, 2018 (as amended, the “Partnership Agreement”), is entered into effective as of December 24, 2018, by CSI Compressco GP Inc., a Delaware corporation (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, the General Partner desires to amend certain provisions in Section 5.12(b)(iv)(B) of the Partnership Agreement;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; provided, however, that any amendment that would change, modify or amend, whether or not such change, modification or amendment would have a material adverse effect on, the rights or preferences of the Series A Preferred Units must be approved by the affirmative vote or prior written consent of the Series A Required Holders as contemplated by Section 13.3(f) of the Partnership Agreement;

WHEREAS, Section 5.12(b)(ii)(B) of the Partnership Agreement provides that the affirmative vote or prior written consent of the Record Holders of the Series A Required Voting Percentage shall be required for any amendment to the Partnership Agreement that is adverse to any of the rights, preferences and privileges of the Series A Preferred Units; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect other than the Series A Preferred Unitholders and the Record Holders of the Series A Required Voting Percentage have consented in writing to the adoption of this Amendment in accordance with Section 5.12(b)(ii)(B) of the Partnership Agreement.

NOW, THEREFORE, the General Partner hereby amends the Partnership Agreement as follows:

Section 1.    Amendment.  Section 5.12(b)(iv)(B) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(B)    Conversion Floor Price.  At any time following March 1, 2019, in the event that (i) the closing bid price of the Common Units is less than $3.00 for five (5) consecutive Trading Days (a “Below $3.00 Trading Period”), (ii) the Partnership has elected to convert any Monthly Conversion Amount into Common Units pursuant to a Monthly Conversion and (iii) such Below $3.00 Trading Period occurs during the period of time between the date notice of such Monthly Conversion was given and the date such Monthly Conversion is completed, the Partnership shall promptly, but in any event within five (5) Trading Days, approve and undertake a reverse stock split of the Common Units at a ratio no less than would result in the lowest closing bid price of the Common Units during the thirty (30) Trading Days immediately prior to giving effect to such reverse stock split, to equal at least $10.00 immediately after giving effect to such reverse stock split.

Section 2.    Ratification of Partnership Agreement.  Except as expressly amended hereby, the Partnership Agreement is hereby ratified and confirmed, and shall continue in full force and effect.

Section 3.    Governing Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, with all rights and remedies being governed by such laws without regard to the principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with Article XIII of the Partnership Agreement, and as of the date first above written.

GENERAL PARTNER:
CSI Compressco GP Inc.

By:	/s/ Bass C. Wallace, Jr.
Name:	Bass C. Wallace, Jr.
Title:	General Counsel

SIGNATURE PAGE

AMENDMENT NO. 2 TO

SECOND AMENDMENT AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF

CSI COMPRESSCO LP